                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                DevX Energy, Inc.
                            (Name of Subject Company)

                            Comstock Acquisition Inc.
                             Comstock Holdings, Inc.
                            Comstock Resources, Inc.
                       (Names of Filing Persons (Offeror))

                    Common Stock, par value $0.234 per share
                         (Title of Class of Securities)

                                    25189P203
                      (CUSIP Number of Class of Securities)

                                 M. Jay Allison
                            Comstock Resources, Inc.
                     5300 Town and Country Blvd., Suite 500
                               Frisco, Texas 75034
                                 (972) 668-8800
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                                Jack E. Jacobsen
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                               Dallas, Texas 75201
                                 (214) 740-8000

                            CALCULATION OF FILING FEE

    Transaction Value*                             Amount of Filing Fee**
    ------------------                             ----------------------
       $92,903,976                                         $18,581

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) 12,649,522, the number of shares of common stock outstanding as of November 12, 2001, multiplied by the $7.32 per share tender offer price, (ii) an estimated 522,500 shares of common stock subject to options with an exercise price of less than $7.32 per share, multiplied by $7.32 less $6.89, the average exercise price of such options, and (iii) 265,000 shares of common stock subject to warrants multiplied by $7.32 less $7.00, the exercise price of such warrants.

**       Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   $18,581            Filing Party: Comstock Resources, Inc.
         Form or Registration No.: Schedule TO        Date Filed:  November 15, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 2 is the final amendment to, and amends and supplements, the Tender Offer Statement on Schedule TO (the "Schedule TO"), as amended through the date hereof, filed initially with the Securities and Exchange Commission on November 15, 2001 by Comstock Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Comstock Holdings, Inc., a Delaware corporation ("Holdings"), which, in turn, is a wholly owned subsidiary of Comstock Resources, Inc., a Nevada corporation ("Comstock"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.234 per share (the "Shares"), of DevX Energy, Inc., a Delaware corporation ("DevX"), at a purchase price of $7.32 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO.

ITEM 8. (INTEREST IN SECURITIES OF THE SUBJECT COMPANY) AND ITEM 11. (ADDITIONAL INFORMATION).

           Items 8 and 11 of the Schedule TO are hereby amended and supplemented to adding to the end thereof the following:

           "The Offer expired at 12:00 midnight, New York City time, on Thursday, December 13, 2001. Based on information provided by the Depositary to Purchaser, as of the expiration of the Offer, 12,283,728 Shares had been tendered and not withdrawn (including guaranteed deliveries), representing approximately 97% of the issued and outstanding Shares. Purchaser has accepted for purchase and payment all shares validly tendered and not withdrawn pursuant to the Offer. Comstock issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

           Comstock intends to complete the acquisition of DevX as soon as practicable through the Merger in which each Share of DevX common stock not previously purchased in the Offer will be converted into the right to receive $7.32 per Share in cash, without interest (subject to applicable dissenter's rights). The Merger may be consummated without a vote of DevX's stockholders. Once the Merger becomes effective, DevX will become an indirect wholly owned subsidiary of Comstock."

ITEM 12.   MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Offer to Purchase dated November 15, 2001.*

(a)(2)   Form of Letter of Transmittal.*

(a)(3)   Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7) Summary Advertisement as published in The Wall Street Journal on November 15, 2001.*

(a)(8)   Press Release issued by Comstock on November 13, 2001.*

(a)(9)   Press Release issued by Comstock on October 22, 2001.**

(a)(10)  Press Release issued by Comstock on December 17, 2001.

(b)(1) Commitment Letter dated November 14, 2001 between Holdings and Friedman, Billings, Ramsey & Co., Inc., as an Arranger and Bookrunner.*

(b)(2) Commitment Letter dated November 14, 2001 between Comstock and TD Securities (USA), Inc.*

(d)(1) Agreement and Plan of Merger dated as of November 12, 2001 among Comstock, Holdings, Purchaser and DevX.*

(d)(2) Confidentiality Agreement dated January 16, 2001 between Comstock and DevX.*

(g)      None.

(h)      None.

----------
* Incorporated by reference to the Schedule TO filed by Comstock, Holdings and Purchaser on November 15, 2001.

** Incorporated herein by reference to the Schedule TO-C filed by Comstock on October 22, 2001.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 17, 2001                  COMSTOCK ACQUISITION INC.


                                           By: /s/ M. Jay Allison
                                              --------------------------
                                              M. Jay Allison
                                              President

                                           COMSTOCK HOLDINGS, INC.


                                           By: /s/ M. Jay Allison
                                              --------------------------
                                              M. Jay Allison
                                              President

                                           COMSTOCK RESOURCES, INC.


                                           By: /s/ M. Jay Allison
                                              --------------------------
                                              M. Jay Allison
                                              Chairman, President and
                                              Chief Executive Officer

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                                       DESCRIPTION
-------                                      -----------

(a)(1)         Offer to Purchase dated November 15, 2001.*

(a)(2)         Form of Letter of Transmittal.*

(a)(3)         Form of Notice of Guaranteed Delivery.*

(a)(4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
               and Other Nominees.*

(a)(5)         Form of Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.*

(a)(6)         Form of Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.*

(a)(7)         Summary Advertisement as published in The Wall Street Journal on
               November 15, 2001.*

(a)(8)         Press Release issued by Comstock on November 13, 2001.*

(a)(9)         Press Release issued by Comstock on October 22, 2001.**

(a)(10)        Press Release issued by Comstock and DevX Energy, Inc. on December 17,
               2001.

(b)(1)         Commitment Letter dated November 14, 2001 between Holdings and
               Friedman, Billings, Ramsey & Co., Inc., as an Arranger and Bookrunner.*

(b)(2)         Commitment Letter dated November 14, 2001 between Comstock and TD
               Securities (USA), Inc.*

(d)(1)         Agreement and Plan of Merger dated as of November 12, 2001 among
               Comstock, Holdings, Purchaser and DevX.*

(d)(2)         Confidentiality Agreement dated January 16, 2001 between Comstock and
               DevX.*

(g)            None.

(h)            None.

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*        Incorporated by reference to the Schedule TO filed by Comstock,
         Holdings and Purchaser on November 15, 2001.

** Incorporated herein by reference to the Schedule TO-C filed by Comstock on October 22, 2001.